UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)
Tiptree Financial Inc.

(Name of Company)
Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)
88822Q103

(CUSIP Number of Class of Securities)
Geoffrey Kauffman
Chief Executive Officer
Tiptree Financial Partners, L.P.
780 Third Avenue, 21st Floor
New York, NY 10017
(212) 446-1400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
September 2, 2014

(Date of Event which Requires
Filing of this Schedule)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88822Q103	SCHEDULE 13D/A	Page 2 of 15

 SCHEDULE 13D

1	NAME OF REPORTING PERSON Tiptree Financial Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER
23,898,743 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 23,898,743 shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
23,898,743 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.12% (See Item 5)
14	TYPE OF REPORTING PERSON PN

CUSIP No. 88822Q103	SCHEDULE 13D/A	Page 3 of 15

SCHEDULE 13D

1	NAME OF REPORTING PERSON
Tricadia Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF; PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
6,916,392 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
6,916,392 shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
6,916,392 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
23.96% (See Item 5)
14	TYPE OF REPORTING PERSON
HC, PN

CUSIP No. 88822Q103	SCHEDULE 13D/A	Page 4 of 15

SCHEDULE 13D

1	NAME OF REPORTING PERSON
Tricadia Holdings GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
6,916,392 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
6,916,392 shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
6,916,392 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
23.96% (See Item 5)
14	TYPE OF REPORTING PERSON
HC

CUSIP No. 88822Q103	SCHEDULE 13D/A	Page 5 of 15

SCHEDULE 13D

1	NAME OF REPORTING PERSON
Michael Barnes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,656,635 shares of Class A Common Stock
	8	SHARED VOTING POWER
9,079,812 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER
2,656,365 shares of Class A Common Stock
	10	SHARED DISPOSITIVE POWER
9,079,812 shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
11,736,447 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
35.89% (See Item 5)
14	TYPE OF REPORTING PERSON
HC, IN

CUSIP No. 88822Q103	SCHEDULE 13D/A	Page 6 of 15

SCHEDULE 13D

1	NAME OF REPORTING PERSON
Arif Inayatullah
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,192,056 shares of Class A Common Stock
	8	SHARED VOTING POWER
8,427,312 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER
1,192,056 shares of Class A Common Stock
	10	SHARED DISPOSITIVE POWER
8,427,312 shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
9,619,368 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
31.03% (See Item 5)
14	TYPE OF REPORTING PERSON
HC, IN

CUSIP No. 88822Q103	SCHEDULE 13D/A	Page 7 of 15

SCHEDULE 13D

1	NAME OF REPORTING PERSON
Geoffrey N. Kauffman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
591,125 shares of Class A Common Stock
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
591,125 shares of Class A Common Stock
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
591,125 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.67% (See Item 5)
14	TYPE OF REPORTING PERSON
HC/ IN

CUSIP No. 88822Q103	SCHEDULE 13D/A	Page 8 of 15

SCHEDULE 13D

1	NAME OF REPORTING PERSON
TFPLP Holdings I LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
4,774,988 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
4,774,988 shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
4,774,988 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.86% (See Item 5)
14	TYPE OF REPORTING PERSON
HC

CUSIP No. 88822Q103	SCHEDULE 13D/A	Page 9 of 15

SCHEDULE 13D

1	NAME OF REPORTING PERSON
TFPLP Holdings III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
2,141,404 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
2,141,404 shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
2,141,404 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.89% (See Item 5)
14	TYPE OF REPORTING PERSON
HC

CUSIP No. 88822Q103	SCHEDULE 13D/A	Page 10 of 15

This Amendment No. 7 (“Amendment No. 7”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on August 23, 2010 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D filed with the SEC on July 10, 2012 (“Amendment No. 1”), Amendment No. 2 to the Original Schedule 13D filed with the SEC on January 3, 2013 (“Amendment No. 2”), Amendment No. 3 to the Original Schedule 13D filed with the SEC on July 3, 2013 (“Amendment No. 3”), Amendment No. 4 to the Original Schedule 13D filed with the SEC on January 3, 2014 (“Amendment No. 4”), Amendment No. 5 to the Original Schedule 13D filed with the SEC on May 7, 2014 (“Amendment No. 5”) and Amendment No. 6 to the Original Schedule 13D filed with the SEC on August 7, 2014 (“Amendment No. 6” and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and this Amendment No. 7, (the “Schedule 13D”), with respect to the Class A Common Stock, par value $0.001 per share (the “Class A Common Stock”), of Tiptree Financial Inc., a Maryland corporation (the “Company”). Capitalized terms used herein and not otherwise defined in this Amendment No. 6 have the meanings set forth in the Schedule 13D. This Amendment No. 7 amends Item 5 as set forth below.

Item 5.	Interest in Securities of the Company

Item 5 is hereby amended and restated in its entirety as follows:

(a) On September 2, 2014, the Company issued an aggregate of 235,116 shares of Class A Common Stock to limited partners of TFP in exchange for an aggregate of 84,030 TFP partnership units. TFP delivered to the Company for cancellation one share of Class B Common Stock of the Company for each share of Class A Common Stock issued. As of September 2, 2014, there are 21,955,877 shares of Class A Common Stock of the Company outstanding and 19,636,823 shares of Class B Common Stock of the Company outstanding. As of September 2, 2014, there are 11,068,219 limited partnership units of TFP outstanding, of which the Company owns 4,050,055.

As of the date of this Amendment No. 7, TFP may be deemed to beneficially own 23,898,743 shares of Class A Common Stock, which consists of (i) 652,500 shares of Class A Common Stock issuable upon exercise of the CRE Warrant (as defined in the Original Schedule 13D) to purchase such shares, (ii) 19,636,823 shares of Class B Common Stock issuable upon redemption by TFP of membership units of Operating Company owned by it and (iii) 3,609,420 shares of Class A Common Stock issuable upon redemption of Operating company units issuable upon exercise of warrants held by TFP. These shares represent approximately 52.12% of the shares of Class A Common Stock outstanding based on 45,854,620 shares of Class A Common Stock, which consists of (i) 21,955,877 shares of Class A Common Stock outstanding, (ii) 19,636,823 shares of Class A Common Stock issuable upon redemption of Operating Company units, (iii) 3,609,420 shares of Class A Common Stock issuable upon redemption of Operating Company units issuable upon exercise of warrants and (iv) 652,500 shares of Class A Common Stock issuable upon exercise of the CRE Warrant.

As of the date of this Amendment No. 7, Michael Barnes may be deemed to beneficially own 11,736,447 shares of Class A Common Stock, consisting of 990,837 shares of Class A Common Stock over which Mr. Barnes has sole voting and dispositive power, 652,500 shares of Class A Common Stock issuable pursuant to the CRE Warrant owned by TFP over which Mr. Barnes has shared voting and dispositive power, 1,665,798 shares of Class A Common Stock issuable in redemption of TFP partnership units over which Mr. Barnes has sole voting and dispositive power, 5,148,406 shares of Class A Common Stock issuable in redemption of TFP partnership units over which Mr. Barnes has shared voting and

CUSIP No. 88822Q103	SCHEDULE 13D/A	Page 11 of 15

dispositive power and 3,278,906 shares of Class A Common Stock issuable upon exercise of warrants over which Mr. Barnes has shared voting and dispositive control. These shares represent approximately 35.89% of the shares of Class A Common Stock outstanding based on 32,701,487 shares of Class A Common Stock, which consists of (i) 21,955,877 shares of Class A Common Stock outstanding, (ii) 3,278,906 shares of Class A Common Stock issuable upon redemption of Operating Company units issuable upon exercise of warrants, (iii) 652,500 shares of Class A Common Stock issuable upon exercise of the CRE Warrant, (iv) 5,148,406 shares issuable in redemption of TFP partnership units and (v) 1,665,798 shares issuable in redemption of TFP partnership units.

As of the date of this Amendment No. 7, Arif Inayatullah may be deemed to beneficially own 9,619,368 shares of Class A Common Stock, consisting of 574,761 shares of Class A Common Stock over which Mr. Inayatullah has sole voting and dispositive power, 617,295 shares of Class A Common Stock issuable in redemption of TFP partnership units over which Mr. Inayatullah has sole voting and dispositive control, 5,148,406 shares of Class A Common Stock issuable in redemption of TFP partnership units over which Mr. Inayatullah has shared voting and dispositive control and 3,278,906 shares of Class A Common Stock issuable upon exercise of warrants over which Mr. Inayatullah has shared voting and dispositive control. These shares represent approximately 31.03% of the shares of Class A Common Stock outstanding based on 31,000,484 shares Class A Common Stock, which consists of (i) 21,955,877 shares of Class A Common Stock outstanding, (ii) 5,148,406 shares issuable in redemption of TFP partnership units, (iii) 3,278,906 shares issuable upon exercise of warrants to acquire TFP partnership units and (iv) 617,295 shares issuable in redemption of TFP partnership units.

As of the date of this Amendment No. 7, Tricadia Holdings and Holdings GP, may be deemed to beneficially own 6,916,392 shares of Class A Common Stock, which consists of (i) 3,569,509 shares issuable in redemption of TFP partnership units owned by Holdings I, (ii) 1,205,479 shares issuable in redemption upon exercise of warrants to acquire partnership units held by Holdings I, (iii) 1,578,897 shares issuable in redemption of TFP partnership units owned by Holdings III and (iv) 562,507 shares issuable in redemption upon exercise of warrants to acquire partnership units held by Holdings III. Tricadia Holdings and GP Holdings have shared voting and dispositive control over these shares. These shares represent 23.96% of the shares of Class A Common Stock outstanding based on 28,872,269 shares of Class A Common Stock outstanding, which consists of (i) 21,955,877 shares of Class A Common Stock outstanding, (ii) 5,148,406 shares issuable in redemption of TFP partnership units and (iii) 1,767,986 shares issuable upon exercise of warrants to acquire TFP partnership units.

As of the date of this Amendment No. 7, Geoffrey N. Kauffman may be deemed to beneficially own 591,125 shares of Class A Common Stock, consisting of 421,521 shares of Class A Common Stock and 169,604 shares of Class A Common Stock issuable in redemption of TFP partnership units. Mr. Kauffman has the sole power to dispose of and the sole power to vote 591,125 shares of Class A Common Stock. These shares represent approximately 2.67% of the shares of Class A Common Stock outstanding based on 22,125,481 shares of Class A Common Stock, which consists of (i) 21,955,877 shares of Class A Common Stock outstanding and (ii) 169,604 shares issuable in redemption of TFP partnership units.

As of the date of this Amendment No. 7, Holdings I may be deemed to beneficially own 4,774,988 shares of Class A Common Stock issuable in redemption of TFP partnership units. TFPLP Holdings I LLC has shared power to dispose of and shared power to vote 4,774,988 shares of Class A Common Stock, which consists of 3,569,509 shares issuable in redemption of TFP partnership units and 1,205,479 shares issuable in redemption upon exercise of warrants to acquire partnership units. These shares represent

CUSIP No. 88822Q103	SCHEDULE 13D/A	Page 12 of 15

17.86% of the Class A Common Stock outstanding based on 26,730,865 shares of Class A Common Stock, which consists of (i) 21,955,877 shares of Class A Common Stock outstanding, (ii) 3,569,509 shares issuable in redemption of TFP partnership units and (iii) 1,205,479 shares issuable in redemption upon exercise of warrants to acquire partnership units.

As of the date of this Amendment No. 7, Holdings III may be deemed to beneficially own 2,141,404 shares of Class A Common Stock issuable in redemption of TFP partnership units. TFPLP Holdings III LLC has shared power to dispose of and shared power to vote 2,141,404 shares of Class A Common Stock, which consists of 1,578,897 shares issuable in redemption of TFP partnership units and 562,507 shares issuable in redemption upon exercise of warrants to acquire partnership units. These shares represent 8.89% of the Class A Common Stock outstanding based on 24,097,281 shares of Class A Common Stock, which consists of (i) 21,955,877 shares of Class A Common Stock outstanding, (ii) 1,578,897 shares issuable in redemption of TFP partnership units and (iii) 562,507 shares issuable in redemption upon exercise of warrants to acquire partnership units.

(b) Mr. Barnes has the sole power to dispose of and the sole power to vote the 2,656,635 shares of Class A Common Stock directly owned by him and, has shared power to dispose of and vote the 9,079,812 shares of Class A Common Stock issuable upon the exercise of warrants to acquire Class A Common Stock owned by TFP, and issuable in redemption of TFP partnership units and upon exercise of warrants to acquire partnership units owned by Holdings I and Holdings III.

Mr. Inayatullah has the sole power to dispose of and the sole power to vote the 1,192,056 shares of Class A Common Stock directly owned by him and has shared power to dispose of and vote the 8,427,312 shares of Class A Common Stock issuable in redemption of TFP partnership units and upon exercise of warrants to acquire partnership units owned by Holdings I and Holdings III.

Mr. Kauffman has the sole power to dispose of and the sole power to vote the 591,125 shares of Class A Common Stock owned by him.

Holdings I has the shared power to dispose of and the shared power to vote the 4,774,988 shares of Class A Common Stock owned by it.

Holdings III has the shared power to dispose of and the shared power to vote the 2,141,404 shares of Class A Common Stock owned by it.

Tricadia Holdings is the managing member of Holdings I and Holdings III. Holdings GP is the general partner of Tricadia Holdings. Neither Tricadia Holdings nor Holdings GP directly owns any shares of Class A Common Stock. By reason of the provisions of Rule 13d-3 of the Act, Tricadia Holdings and Holdings GP may be deemed to beneficially own the 6,916,392 shares of Class A Common Stock beneficially owned by Holdings I and Holdings III.

(c) Except as set forth in this Amendment No. 6, the Reporting Persons have not entered into any transactions during the past sixty days.

(d) No other person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the role of the shares of Common Stock.

CUSIP No. 88822Q103	SCHEDULE 13D/A	Page 13 of 15

(e) Not applicable.

CUSIP No. 88822Q103	SCHEDULE 13D/A	Page 14 of 15

SIGNATURES
After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.
Dated: September 4, 2014

By:	/s/ Michael Barnes
Michael Barnes

By:	/s/ Arif Inayatullah
Arif Inayatullah

By:	/s/ Geoffrey N. Kauffman
Geoffrey N. Kauffman

CUSIP No. 88822Q103	SCHEDULE 13D/A	Page 15 of 15

TIPTREE FINANCIAL PARTNERS, L.P.

By:	/s/ Geoffrey Kauffman
Name: Geoffrey Kauffman
Title: President and Chief Operating Officer

TRICADIA HOLDINGS, L.P.

By:	/s/ Arif Inayatullah
Name: Arif Inayatullah
Title: Principal

TRICADIA HOLDINGS GP, LLC

By:	/s/ Arif Inayatullah
Name: Arif Inayatullah
Title: Principal

TFPLP HOLDINGS I LLC

By:	TFPLP HOLDINGS MANAGEMENT LLC

By: TRICADIA HOLDINGS, L.P.
Its managing member

By: /s/ Julia Wyatt
Name: Julia Wyatt
Title: Chief Financial Officer

TFPLP HOLDINGS III LLC

By:	TFPLP HOLDINGS MANAGEMENT LLC

By: TRICADIA HOLDINGS, L.P.
Its managing member

By: /s/ Julia Wyatt
Name: Julia Wyatt
Title: Chief Financial Officer